Exhibit 99.1

IceCure’s ProSense® Featured at Japanese Breast Cancer Society Conference: Updated Positive Clinical Data Shows 99% Recurrence Free Rate with Cryoablation

Breast surgeon, Professor Eisuke Fukuma, a highly regarded cryoablation expert & ProSense® user at Kameda Medical Center, presented updated breast cancer cryoablation data from an independent study of over 600 women from 2006 to 2023

Independent ProSense® study by Professor Hisanori Kawamoto demonstrating 0% breast cancer local recurrence wins Best of Breast Cancer Award

Leading US Breast Surgeon, Dr. Richard Fine, presented data from IceCure’s ICE3 study & discussed other recent publications on breast cancer cryoablation

CAESAREA, Israel, July 25, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced its participation in the 33rd Annual Meeting of the Japanese Breast Cancer Society’s Conference (the “Conference”) which took place earlier this month in Tokyo.

“We believe ProSense® can make a significant impact on improving breast cancer outcomes in Japan by providing women with a minimally invasive option. This year’s Conference was highly productive as we engaged with breast surgeons, thought leaders, and industry participants,” stated Eyal Shamir, IceCure’s Chief Executive Officer. “Working with Terumo Corporation in Japan, the country’s largest medical device company, we anticipate strong commercial adoption upon regulatory approval for breast cancer, especially given the strong data coming from independent Japanese studies.”

IceCure, a sponsor of the Conference, hosted a cryoablation-focused luncheon on Friday, July 11, 2025, led by Professor Takayuki Kinoshita, Division of Breast Surgery, NHO Tokyo Medical Center, with presentations made by:

●	Professor Eisuke Fukuma, who has performed over 600 breast cryoablation procedures, the majority of which were conducted with ProSense®, presented the latest data from his ongoing activity to treat breast cancer at Kameda Medical Center. Professor Fukuma’s presentation included the following:

o	From June 2006 through December 2023, 535 breast cancer patients with tumor lesions of less than 15 millimeters and 76 patients with tumor lesions of less than 10 millimeters were treated.

o	The overall ipsilateral breast tumor recurrence rate (IBTR”) was 0.98% for up to 17 years, resulting in a 99.02% recurrence free rate.

o	For a subpopulation with more than 10 years follow up, including 51 patients with invasive ductal carcinoma and 20 patients with ductal carcinoma in situ, the IBTR was 2.8%, resulting in a 97.2% recurrence free rate.

●	Dr. Richard Fine of West Cancer Center & Research Institute in the U.S., and a clinical investigator of IceCure’s successfully completed ICE3 breast cancer clinical study, presented findings from the ICE3 study as well as data from independent studies of ProSense® in breast cancer.

The Conference gave the Best of Breast Cancer award to an independent study published in the journal Breast Cancer titled “Percutaneous ultrasound–guided cryoablation for early–stage primary breast cancer: a follow–up study in Japan”. This study was led by Professor Hisanori Kawamoto, M.D., Ph.D. from the Department of Breast Surgery, Breast and Imaging Center at St. Marianna University School of Medicine in Japan and reported zero (0%) breast cancer local recurrence 5 years following treatment with ProSense®.

Dr. Kawamoto commented, “This is a very important study in Japan, where we are experiencing an upward trend in breast cancer cases, especially among women in their late 40s to their early 60s. These are women who often are at very active stages of their life and therefore there is a growing demand for treatment options that minimize the chance of, or even avoid, hospitalization, in addition to resulting in favorable clinical and cosmetic outcomes. We are very pleased with these results and are hopeful that ProSense® may become a favored option in Japan upon regulatory approval for early-stage breast cancer.”

Terumo Corporation is expected to submit an application to the Pharmaceuticals and Medical Devices Agency (“PMDA”) of Japan for regulatory clearance for breast cancer indication for the ProSense® system by the end of 2025.

About ProSense®

The ProSense® Cryoablation System provides a minimally invasive treatment option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens that door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the belief that ProSense® can make a significant impact on improving breast cancer outcomes in Japan; the Company’s anticipation of strong commercial adoption upon regulatory approval of ProSense® for breast cancer; the belief of the importance of “Percutaneous ultrasound–guided cryoablation for early–stage primary breast cancer: a follow–up study in Japan;” and that Terumo Corporation is expected to submit a PMDA application for regulatory clearance for breast cancer indication for the ProSense® system by the end of 2025. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. References and links to websites have been provided in this press release as a convenience, and the information contained on such websites is not incorporated by reference herein.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

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